

June 26, 2015

Via E-mail
Mr. Artis Jansons
Chief Executive Officer
Paramount Supply Inc.
40 Lielais prospekts,
Ventspils, LV-3601 Latvia

> **Re: Paramount Supply Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 18, 2015**
> **File No. 333-202052**

Dear Mr. Jansons:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 1, 2015 letter.

Dilution, page 14

1. Please provide your computations of the dollar amounts of dilution per share to new investors under each of the various offering scenarios.

Audited Financial Statements
Note 9: Income Taxes, page F-10

2. We note your response to prior comment 8. Please disclose a reconciliation using percentages or dollar amounts of the provision for income tax for the period ended September 30, 2014 to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. We refer you to FASB ASC 740-10-50-12 for guidance.

Exhibit 23.2

3. Please amend your filing to include a currently dated consent of independent registered public accounting firm.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director